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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                 SCHEDULE 14D-9
                    SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)
                              ------------------
                             AXA FINANCIAL, INC.
                            (Name of Subject Company)
                             AXA FINANCIAL, INC.
                        (Name of Person Filing Statement)
                           ------------------------
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                           ------------------------
                                  002451102
                    (CUSIP Number of Class of Securities)
                           ------------------------
                               ROBERT E. GARBER
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             AXA FINANCIAL, INC.
                           1290 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10104
                                 (212) 554-1234
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
                           ------------------------
                                   COPY TO:
                            MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                 (212) 909-6000
                           ------------------------
              / / CHECK THE BOX IF THE FILING RELATES SOLELY TO
                  PRELIMINARY COMMUNICATIONS MADE BEFORE THE
                       COMMENCEMENT OF A TENDER OFFER.

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      This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") initially filed on November 28, 2000 by AXA Financial, Inc., a Delaware company (the "Company"), relating to the joint offer by AXA, a SOCIETE ANONYME organized under the laws of The Republic of France ("AXA") and AXA Merger Corp., a Delaware corporation and a wholly owned subsidiary of AXA (together with AXA, the "Purchasers"), to exchange 0.295 of an American Depositary Share of AXA, and $35.75 in cash, without interest, for each of the issued and outstanding share of common stock, par value $.01 per share, of the Company (the "Shares"), other than Shares owned by AXA and its subsidiaries and Shares held in the treasury by the Company, upon the terms and subject to the conditions set forth in the Purchasers' prospectus dated November 21, 2000 (the "Exchange Offer").

ITEM 8      ADDITIONAL INFORMATION.

      Item 8 of the Statement is hereby amended and supplemented by the addition of the following paragraph at the end thereof:

      "Following the expiration of the subsequent offering period of the Exchange Offer, AXA Merger Corp. was merged with and into the Company, resulting in the Company becoming a wholly owned subsidiary of AXA. As a result of the merger, which became effective at 5:00 p.m., New York City time, on Tuesday, January 2, 2001, each publicly held Share was converted into the right to receive 0.295 of an AXA American Depositary Share and $35.75 in cash without interest, subject to the exercise of appraisal rights under Delaware law. The Company common stock ceased to be traded on the New York Stock Exchange as of the close of business on Tuesday, January 2, 2001.

      The subsequent offering period for the Exchange Offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, December 29, 2000. A total of approximately 4,313,356 Shares were validly tendered and accepted for payment during the subsequent offering period. After giving effect to the acquisition of the Shares tendered in the Exchange Offer, including Shares tendered in the subsequent offering period, and prior to the merger, AXA and its subsidiaries owned approximately 92.4% of the issued and outstanding Shares.

      AXA issued 25,804,667 ordinary shares in connection with the Exchange Offer and the merger.

      Company stockholders who hold their stock certificates will receive notice in the mail regarding the process to surrender their Shares for the merger consideration or exercise their appraisal rights. Company stockholders whose Shares are held through banks or brokers will receive information about their holdings from those institutions."

      A press release announcing the results of the subsequent offering period and the completion of the merger is included herein as Exhibit (a)(20) hereto.

ITEM 9      MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 of the Statement is hereby amended and supplemented to include the following additional exhibit:

    EXHIBIT NO.                          DESCRIPTION
    -----------                          -----------
      (a)(20) Text of press release issued by AXA, dated January 3, 2001 (incorporated by reference to Exhibit (a)(5)(r) to Amendment No. 4 to the Schedule TO and Schedule 13E-3 filed with the SEC under the cover of Schedule TO by the Purchasers and, with respect to Schedule 13E-3, by the Purchasers and the Company, on
                    January 3, 2001).

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AXA FINANCIAL, INC.


                                    By:  /s/ Kevin R. Byrne
                                         ------------------

                                    Name:  Kevin R. Byrne

                                    Title:  Senior Vice President and Treasurer



Dated:  January 3, 2001